MAIL STOP 3561

October 19, 2006

Mr. David M. Bronson
Chief Financial Officer
PSS World Medical, Inc.
4345 Southpoint Boulevard
Jacksonville, FL 32216

      Re: **PSS World Medical, Inc.**
               File Number 000-23832
               Supplemental letter dated September 27, 2006

Dear Mr. Bronson:

We have reviewed your supplemental response and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended March 31, 2006 filed May 26, 2006

General

1. We note your responses to our comment letter dated August 30, 2006. You state in your response that that you will include the revised disclosures in future annual reports. Please tell us how you reached this conclusion, considering the significance of the disclosures and the need to provide such revised disclosures on a timely basis. Based on the information provided in your supplemental response, we note that the change in accounting estimate for the useful life of the computer equipment and the reversal of the valuation

allowance for the management loan materially affected your reported net income. As discussed in Item 303(a) of Regulation S-K, the impact of any unusual or infrequent events or transactions that materially affected the amount of reported income from continuing operations should be specifically discussed in MD&A. Accordingly, we believe that you should amend the Form 10-K for the year ended March 31, 2006 to provide additional disclosures regarding these transactions. If you continue to believe that amendment of the previously filed Form 10-K is not required, tell us how you concluded that the additional disclosures are not material to investors and can be provided through additional disclosures in a filing that will not be made for approximately six months. We may have additional comments after reviewing your response.

Note 2 - Summary of significant accounting policies - property and equipment, page F-9

2. We note your response to prior comment two. Please revise the notes to the financial statements to include the revised disclosures noted in your response, as required by paragraph 33 of APB 20. In addition, please expand your discussion to elaborate the reasons for the change, clarify the extent of change in estimated life, why you believe the change in estimate is appropriate and disclose its effect on your financial statements. We note that your supplemental response indicates that the estimated useful lives were extended by 40 months, from 80 months to 120 months, while your disclosure appears to indicate that the useful lives were extended by 120 months. Revise your disclosures in MD&A as appropriate.

Note 2- Summary of significant accounting policies – accounts payable, page F-11

3. As stated in your response to prior comment three, please the revise the notes as appropriate.

Note 5- Notes receivable, page F-21

4. We note your response to prior comment seven. Please revise the notes to the financial statements to include your policy on the timing and methodology relating to evaluation of the notes receivable. As stated in your response, disclose here and in MD&A how you determined that the valuation allowance on the notes receivable was first required in 2003 and why you believe that the reversal of the entire valuation allowance in 2005 was appropriate. Disclose the specific facts and circumstances that enabled management to conclude that the reversal of the valuation allowance should be recorded during the quarter ended July 1, 2005, as opposed to any earlier

or subsequent period. Discuss the significance of this estimate and its impact on the financial statements in your critical accounting policies.

5. With respect to part (iii) of your response to prior comment seven, it appears likely that a significant portion of the increase in the value of the former officer's holdings in the Company's stock, as well as some portion of the purchases of Company stock by the former officer, occurred in periods prior to the quarter ended July 1, 2005. Please clarify what new information was evaluated by management during its quarterly analysis that enabled it to determine that the valuation allowance should be reversed during the quarter ended July 1, 2005, as opposed to any earlier period.

6. We note your response to prior comment eight. As stated in your response, please revise Note 5 to disclose the amounts relating to accrued interest and loan receivables reflected in current assets and long term assets.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Raj Rajan at (202) 551-3388 or Carlton Tartar at (202) 551-3387 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth Companies